FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2009

Commission File Number 1-15184

SADIA S.A.
(Exact Name as Specified in its Charter)

N/A
--------------------------------------
(Translation of Registrant's Name)

Rua Fortunato Ferraz, 659
Vila Anastacio, Sao Paulo, SP
05093-901 Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   [X]                    Form 40-F    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    [   ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [    ]                           No   [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 17, 2009

SADIA S.A.

By:/s/Welson Teixeira Junior
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Name: Welson Teixeira Junior
Title: Investor Relations Director

MARKET ANNOUNCEMENT

SADIA S.A.

A Publicly-Held Company

CNPJ No. 20.730.099/0001-94

In compliance with the provisions in CVM Instruction No. 358 and in reply to the Official Letter CVM/SEP/GEA-2 No. 78/09, dated 03/16/09, regarding the news published by the press, SADIA S.A. (BOVESPA: SDIA; NYSE: SDA) clarifies that, in the last months, it has analyzed a number of operations of a corporate nature. These include recent conversations with Perdigão S.A. to analyze the feasibility and convergence of interests in some kind of association.

There has not been, however, any kind of agreement between SADIA and any third parties and it cannot be anticipated that any conversations will lead to an effective outcome or to a project of any nature. Should this happen, a new market announcement will be made.

São Paulo, March 16, 2009

SADIA S.A.

Welson Teixeira Junior

Investor Relations Director